

Mail Stop 3561

May 1, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Richard W. Jackson
Chief Financial Officer
Great American Family Parks, Inc.
3420 Ocean Park Boulevard, Suite 3000
Santa Monica CA 90405

> **Re:** **Great American Family Parks, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 000-51254**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Year Ended December 31, 2007

General

1. Please note that, due to SEC Release 33-8876 on Smaller Reporting Company Regulatory Relief and Simplification, a small business issuer may continue to file its periodic reports using Regulation S-B and the "SB" forms until its next annual report is filed. After a small business issuer files that next annual report, subsequent periodic reports must be filed on a form that does not have the "SB" designation. Please refer to the SEC release or to the Small Entity Compliance Guide located at http://www.sec.gov/info/smallbus/secg/ smrepcosysguid.pdf.

Cover

2. Please revise to check appropriate boxes and to state your revenues, rather than your profit, where requested.

Item 1. Description of Business

Corporate History

Disposition of Crossroads Convenience Center, LLC, page 5

Noble Roman's Pizza and Toscano's Italian Subs Franchises, page 6

3. We note that, in addition to your Park operations, you also operate a Noble Roman's and Tuscano's Italian Subs franchise in your Wild Animal Safari theme park and a separate staffing business. Please explain to us why you have not segregated these operations from your theme park operations as a separate segment and provided the disclosures required under SFAS 131.

Park Staffing Services and Animal Paradise Acquisitions, page 7

4. Please provide us with the results of your significance tests under Item 310 of Regulation S-B for this acquisition, and tell us how you have complied with the requirements to provide financial statements of Park Staffing Services and Animal Paradise based on such results. We may have further comments on receipt of your response.

5. Please revise your financial statements to include a subsequent-event footnote regarding the transaction to acquire Animal Paradise.

Item 6. Management's Discussion and Analysis or Plan of Operations

Results of Operations, page 14

6. Please revise to discuss and quantify the impact of staffing revenues and costs,
    convenience store revenues and costs, and changes in park revenues. Please also
    explain how increases in park admissions increased cost of revenues and how park
    margins improved. Please also disclose why depreciation decreased and discuss
    changes in other income and interest expense.

Liquidity and Capital Resources, page 15

7. Please revise your second paragraph to expand the discussion surrounding the uses of
    cash. Specifically, your acquisition of the assets of tempServ, per your financial
    statement disclosure, indicates a use of cash of $522,683, leaving approximately 33%
    of the cash reduction over prior year, or $258,248, unexplained.

Consolidated Balance Sheets, page F-3

8. Please tell us what your trade accounts receivable relate to and the amount, if any, of
    allowance for doubtful accounts at December 31, 2007.

Statements of Cash Flows, page F-6

9. Your 2006 cash from investing activities includes a $300,000 outflow of cash labeled
    changes in notes receivable. It appears this relates to the $300,000 note issued by the
    buyer of the Crossroads Convenience Center (CCC) as disclosed in note 6 to your
    financial statements. Given that the receipt of the note in 2006 is a non-cash
    transaction, please explain to us why the transaction is included as a cash outflow in
    2006 or revise your statement of cash flows accordingly.

10. Your 2007 cash from investing activities includes a $1,062,500 outflow of cash
    labeled increase in intangible assets. It appears this amount relates to the balance of
    goodwill and intangibles recognized in the acquisition of Park Staffing Services as
    disclosed on page F-12. Please explain to us your basis for presenting the fair value of
    goodwill and intangibles acquired as the cash outflow rather than the actual cash
    expended on the acquisition, which you disclose as being $522,683 on page F-12 and
    $600,000 on page 7, or revise your statement of cash flows accordingly.

11. From your statement of operations, we note that you recognized $1,939,484 of gains
    from the sale of assets in 2006. It appears your cash from operating activities for
    2006 should include a deduction for gains from asset sales. Please revise or advise as
    appropriate. In addition, please tell us what the $1,939,484 gain relates to and how

the gain was calculated, including how the gain relates to the $964,284 of cash
received from the sale of land, building, and equipment as disclosed in the investing
activities section of your statement of cash flows.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-7

12. You state that Park Staffing recognizes income as earned. Please revise to disclose
    when revenue is earned. You state that theme park revenue is recognized upon
    receipt of cash from admission fees. Please tell us whether any of your ticket sales
    are made in advance and, if so, how these advance sales are accounted for.

Goodwill, page F-9

13. You state that goodwill is recorded at purchase price. Please revise your policy to
    state that goodwill is initially recorded at fair value. Please also revise your policy to
    include other identifiable intangibles. Please refer to paragraph 9 of SFAS 142 for
    guidance.

Note 3 – Mortgage Payable - Theme Park, page F-9

14. We note from your disclosure here that the principal balance on your theme park
    mortgage is approximately $2.2 million, but your total long term debt inclusive of the
    current portion approximates $2.9 million per the face of your financial statements.
    Please revise your footnote disclosure to state the outstanding balance of each debt
    obligation so that investors can reconcile your footnote disclosure to the balance
    sheet amounts. Please also revise to disclose the terms of your line of credit and
    where you classify its outstanding balance on your balance sheet.

15. Please revise your disclosure here and in Liquidity and Capital Resources to indicate
    how much is available under your $200,000 line of credit.

16. Your table of scheduled maturities of long-term debt on page F-10 shows maturities
    totaling $2,183,905 at December 31, 2007. Please tell us how this reconciles to debt
    balances on your balance sheet or revise as appropriate.

Note 4 – Capital Stock, page F-10

17. Please revise your disclosure related to the issuance of shares for services to indicate
    how each issuance was valued. For example, such disclosure might indicate that the
    shares were valued based on market price on the date of issuance.

Note 5 – Significant Transactions with Related Parties, page F-11

18. Please clarify your intended meaning of the statement "The affiliation resulted by common officers of the affiliates and the Company."

19. Please tell us whether the counterparties to the no-interest demand loans disclosed here are significant shareholders. If so, please tell us how you have considered imputing interest as a capital contribution under SAB Topic 5T.

Note 6 – Sale of Assets and Operations of Crossroads Convenience Center LLC, pg F-12

20. Please revise your disclosure here to present details of the transaction similar to that presented on page 5 of your filing. Your current financial statement disclosure is inadequate.

21. Please explain to us why you have not presented the operations of Crossroads Convenience Center as a discontinued operation for fiscal 2006.

22. Please explain to us how the property sold under the option agreement for $2.4 million differs from the property described in the second paragraph of the disclosure related to this sale on page 5.

23. Please tell us and revise your disclosure to indicate the gain or loss on the transactions, and how such amounts were determined. Please also indicate how you determined the period (s) in which to recognize such gain or loss.

24. Please explain to us how you have reflected these transactions in your statement of cash flows and why such treatment is correct under US GAAP. Also, please explain to us how the amounts presented under "Sale of Assets – Net" in Other Income/Expense on your Consolidated Statements of Operations for both fiscal years relates to the amounts presented in your cash flow. Further, please explain to us how you determined the gain/loss should be a non-operating item.

Note 7–Purchase of tempSERV Assets, Now Renamed of Park Staffing Services LLC, page F-13

25. Please reconcile your disclosure on page 7 that indicates the purchase price of tempSERV assets was $1,162,500, consisting of $600,000 in cash, a promissory note in the principal amount of $562,500, and a warrant to purchase 6,000,000 shares of the your common stock at a price of $0.05 per share with your disclosure here that indicates such considerations aggregated $1,285,183, consisting of $522,683 in cash, and a promissory note in the principal amount of $762,500.

26. If you did indeed issue warrants with this transaction, it appears from your disclosure on page 7 that you have ascribed no value to the 6,000,000 warrants issued. Please explain to us how you concluded such warrants had no value and your basis in GAAP for doing so.

27. As a related matter, should you conclude the warrants should be valued at an amount greater than $0, please revise your asset allocation, balance sheet presentation, and related disclosure accordingly.

28. Please revise your asset acquisition as presented here to separately state goodwill and intangible assets, and to describe the intangible asset acquired.

29. Please revise to provide all disclosures required by paragraphs 51 to 57 of SFAS 141.

30. Please tell us what consideration you gave to providing the segment disclosures required under SFAS 131 for your staffing and theme park operations.

Note 8 – Earnings Per Share, page F-13

31. It appears diluted earnings per share for 2007 should round down to $0.00 per share. Please revise or advise as appropriate.

32. Please revise your footnote disclosure to indicate the number of potentially dilutive securities excluded from your calculation of diluted earnings per share as they are anti-dilutive. If no securities have been excluded, so state.

Other

33. Please revise to provide the disclosure required by SFAS 109.

Item 8A. Controls and Procedures, page 16

34. Please tell us how you have complied with the requirements of Item 307 of Regulation S-B to disclose the conclusions of your officers regarding the effectiveness of your disclosure controls and procedures. If you have not done so, please file an amendment to your Form 10-KSB, taking into consideration the requirements of SEC Release 33-8867 regarding Small Reporting Companies, to include such an assessment.

Item 14. Principal Accountants' Fees and Services, page 24
35. Please revise your fee disclosures to include fiscal year 2007.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief